Goodwin Procter LLP

901 New York Avenue, NW

Washington, DC 20001

202-346-4000

June 2, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Laura Hatch

Re:	Columbia Funds Series Trust (the “Registrant”)
Post-Effective Amendment No. 72 to Registration Statement on Form N-1A
File Nos. 333-89661; 811-09645

Dear Ms. Hatch:

On behalf of the Registrant, pursuant to Rule 485(a) under the Securities Act of 1933, enclosed for filing is post-effective amendment no. 72 to the registration statement of the Registrant on Form N-1A (the “Amendment”). The Amendment is being filed for the purpose of revising the principal investment strategies for each of Columbia LifeGoal Growth Portfolio, Columbia LifeGoal Balanced Growth Portfolio, Columbia LifeGoal Income and Growth Portfolio and Columbia LifeGoal Income Portfolio, series of the Registrant.

Please direct any questions regarding the enclosed materials to the undersigned at 202-346-4515.

Sincerely,

/s/ Robert M. Kurucza

Robert M. Kurucza

cc: Peter T. Fariel, Esq.